EXHIBIT 11.2
CPI Corp.
Computation of Per Common Share Income (Loss) - Basic
(Unaudited)

in thousands, except share and per share data	12 Weeks Ended
	May 2, 2009	April 26, 2008
Basic:
Net income (loss) applicable to common shares:
From continuing operations	$2,329	$(92)
From discontinued operations	-	(164)

Net income (loss)	$2,329	$(256)

Shares:
Weighted average number of common and
common equivalent shares outstanding	9,600,580	17,047,354
Less: Treasury stock - weighted average	(2,651,781)	(10,595,319)

Weighted average number of common and common
equivalent shares outstanding	6,948,799	6,452,035

Net income (loss) per common and common equivalent shares:
From continuing operations	$0.34	$(0.01)
From discontinued operations	-	(0.03)

Net income (loss)	$0.34	$(0.04)